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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             ☒                        Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             ☐                        No              ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________

FOR IMMEDIATE RELEASE	July 29, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES
THIRD QUARTER RESULTS

[PEACE ARCH LOGO]

Vancouver, British Columbia—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B") today announced its results for the three months ended May 31, 2002. In the third quarter, the Company's revenue totaled $566,000, compared with $7.8 million in the third quarter of FY2001. During the quarter, the Company was in production of one television series and one documentary special, which are scheduled for delivery during the fourth quarter of FY2002.

The Company reported a net loss of ($1.7 million), or ($0.45) per diluted share, for the three months ended May 31, 2002, compared with a net loss of ($2.3 million), or ($0.60) per diluted share, in the third quarter of FY2001. Diluted earnings per share was calculated on 3,887,844 weighted average shares outstanding in the most recent quarter, versus 3,841,237 weighted average shares in the same quarter of the prior year.

Selling, general and administrative (SG&A) expenses decreased by 44% to $736,000 in the most recent quarter, compared with $1.3 million in the prior-year period, reflecting the Company's initiative to reduce overhead costs. SG&A expenses were approximately 47% lower than in the fourth quarter ended August 31, 2001, 15% lower than in the first quarter of FY2002, and 2% lower than in the second quarter of FY2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended May 31, 2002 totaled ($1.4 million), compared with ($1.2 million) in the comparable quarter of last year.

For the nine months ended May 31, 2002, the Company's revenue declined to $5.8 million, compared with $48.8 million in the first nine months of FY2001. Gross margin improved to 18.8% in the most recent nine-month period, versus 7.3% in the corresponding period of the previous year. The Company reported a net loss of ($2.8 million), or ($0.71) per diluted share, for the nine months ended May 31, 2002, compared with a net loss of ($2.0 million), or ($0.53) per diluted share, in the prior year period. Diluted earnings per share were calculated on 3,887,844 weighted average shares outstanding in the first nine months of FY2002, versus 4,288,849 weighted average shares in the same period of the prior year.

The Notes to the Company's financial statements for the nine months ended May 31, 2002 were amended to reflect the Company's requirement for additional capital to enable it to continue operations. Although the Company has taken steps to improve its financial position, including the reduction of operating costs and efforts to raise additional capital, there is no assurance that the Company will be successful.

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The Company has continued its aggressive policy of repaying subordinated debt in recent months and, to date, such debt has been reduced by $7.0 million. These repayments have lowered the amount of subordinated debt outstanding by 89%, to $874,000, compared with $7.9 million at the end of Fiscal 2001. The Company previously indicated its objective to repay high-cost bridge financing prior to its due date, and has almost fully realized this goal.

During the first nine months of fiscal 2002, the Company adjusted its product mix to meet market demands, resulting in a decrease in revenue over the prior comparable period. Along with this change in product mix, a reduced level of program deliveries caused revenue to decline in the third quarter and first nine months of fiscal 2002. For the fourth quarter, the Company anticipates an increase in revenue over the preceding quarter due to an increase in program deliveries. Although the Company anticipates program deliveries for the fourth quarter will increase compared to program deliveries for the same quarter of the prior year, revenues will decrease due to the change in product mix.

During the quarter, the Company delivered its documentary special Rites of Passage, and was in production of its 13-episode, character-based documentary series, Whistler Stories, slated for delivery in our fourth quarter. Production commenced on its documentary special Fantasy Lands set to air on Discovery in the US and its documentary special Raven in the Sun set to air on SRC (CBC French), APTV, ARTV and CHUM's The New VI. The Company reports that it has seen a growing interest in, and demand for, documentary and reality-based television series as networks seek to reduce costs in response to lower advertising revenue. Although such series do not generate the large initial revenue streams characteristic of dramatic programming, the Company can retain worldwide control over exploitation, adding significant long-term value to its proprietary programming library.

In the dramatic programming arena, we continue to believe Peace Arch is well-positioned to benefit from a desire among producers, distributors and broadcasters to access original content in a cost-effective manner.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia.

A conference call to discuss the Company's operating results is scheduled for 4:15 P.M. Eastern Time on Monday, July 29, 2002. The dial in number for the conference call is 800-388-8975 (international callers 973-694-2225). An audio playback of this call will be posted on Peace Arch's website (www.peacearch.com). A replay of the call will also be available from 6:15 P.M. ET July 29, 2002 through 11:59 P.M. ET, August 5, 2002, by dialing 800-428-6051 (or 973-709-2089 for international callers) and entering Access Code 254104.

The call will be hosted by Peace Arch Entertainment Group Inc.'s, President and CEO, Juliet Jones.

(Note: The financial statistics included in this release are represented in Canadian dollars and are reported in accordance with Generally Accepted Accounting Principles in Canada. On July 26, 2002, the Bank of Canada noon spot rate was US $0.63 for each $1.00 Canadian.)

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This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information on Peace Arch Entertainment Group, please visit our new web site at
www.peacearch.com

For additional information, please contact:

Garth Albright, CFO
Carole Appleby, Media Relations
Peace Arch Entertainment Group Inc.
Tel: (604) 681-9308

(Financial Highlights to Follow)

[PEACE ARCH LOGO]

American Stock Exchange—Symbol PAE
Toronto Stock Exchange—Symbol PAE.A, PAE.B

THIRD QUARTER REPORT

For the Three and Nine Months Ended
May 31, 2001 and 2002
(unaudited)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at May 31, 2001 and 2002 and August 31, 2001

(Expressed in thousands of Canadian dollars)	May 31, 2001	August 31, 2001	May 31, 2002
	(unaudited) (restated)	(audited) (restated)	(unaudited)
ASSETS
Cash and cash equivalents	$4,950	$3,977	$2,309
Accounts receivable	7,430	4,474	2,537
Tax credits receivable	19,928	23,729	6,358
Productions in progress	6,096	3,039	615
Prepaid expenses and deposits	553	459	133
Investment in television programming	10,778	3,667	4,067
Property and equipment	7,251	7,277	893
Deferred costs	835	410	564
Goodwill and trademarks	2,687	238	220

	$60,508	$47,270	$17,696

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness	$15,327	$18,447	$5,449
Accounts payable and accrued liabilities	10,880	12,876	2,449
Deferred revenue	9,215	3,191	734
Deferred gain	58	—	—
Debt	11,239	11,215	10,161

	46,719	45,729	18,793

Shareholders' equity:
Share capital	31,854	31,870	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares
Issued—1,091,875 (May 31, 2001—1,111,245)
100,000,000 Class B Subordinate Voting Shares
Issued—2,795,969 (May 31, 2001—2,776,599)
25,000,000 Preference Shares, issuable in series
Issued—nil
Other paid-up capital	467	467	606
Deficit	(18,532)	(30,796)	(33,573)

	13,789	1,541	(1,097)

	$60,508	$47,270	$17,696

The accompanying notes are an integral part of the consolidated financial statements.

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended May 31, 2001 and 2002

	3 months ended		9 months ended
(Expressed in thousands of Canadian dollars except per share information)	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Revenue	$7,825	$566	$48,799	$5,772
Expenses:
Amortization of television programming and Production costs	7,546	1,099	43,776	4,318
Other costs of production and sales	214	158	1,480	369
Other amortization	247	161	738	485
Selling, general and administrative	1,325	736	3,142	2,354
Interest	507	601	1,452	1,895

	9,839	2,755	50,588	9,421

Loss from operations before undernoted	(2,014)	(2,189)	(1,789)	(3,649)
Gain on sale of assets	58	72	174	484

Loss before income taxes	(1,956)	(2,117)	(1,615)	(3,165)
Income taxes	339	(383)	401	(388)

Net loss for the period	$(2,295)	$(1,734)	$(2,016)	$(2,777)

Basic net loss per common share	$(0.60)	$(0.45)	$(0.53)	$(0.71)

Fully diluted loss per common share	$(0.60)	$(0.45)	$(0.53)	$(0.71)

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three and Nine Months Ended May 31, 2001 and 2002

	3 months ended		9 months ended
(Expressed in thousands of Canadian dollars except per share information)	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Deficit, beginning of period, as previously reported	$(4,288)	$(31,839)	$(5,780)	$(30,796)
Adjustment to reflect change in accounting for film costs	(11,949)	—	(10,736)	—

Deficit, beginning of period, as restated	(16,237)	(31,839)	(16,516)	(30,796)
Net loss for the period	(2,295)	(1,734)	(2,016)	(2,777)

Deficit, end of period	$(18,532)	$(33,573)	$(18,532)	$(33,573)

The accompanying notes are an integral part of the consolidated financial statements.

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Nine Months Ended May 31, 2001 and 2002

	3 months ended		9 months ended
(Expressed in thousands of Canadian dollars)	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Operating activities:
Net loss	$(2,295)	$(1,734)	$(2,016)	$(2,777)
Items not involving cash:
Amortization of television programming	7,546	1,099	43,776	1,365
Other amortization	247	162	738	485
Interest on debt discount	55	46	166	135
Gain on sale of assets	(58)	(72)	(174)	(484)
Investment in television programming	(10,597)	(1,126)	(51,994)	(1,765)
Changes in non-cash working capital	7,897	13,504	617	9,174

	2,795	11,879	(8,887)	6,133

Investing activities:
Change in deferred costs	(76)	(62)	(66)	(451)
Increase of goodwill and trademarks	(8)	(1)	(16)	(1)
Proceeds on sale of assets, net	—	(43)	—	6,743
Property and equipment acquired	(23)	(31)	(70)	(44)

	(107)	(137)	(152)	6,247

Financing activities:
Issue of common shares, net	170	—	179	—
Increase (decrease) in bank indebtedness	501	(10,869)	9,530	(12,998)
Decrease debt	(48)	(617)	(179)	(1,050)

	623	(11,486)	9,530	(14,048)

Increase (decrease) in cash and cash equivalents	3,311	256	491	(1,668)
Cash and cash equivalents, beginning of period	1,639	2,053	4,459	3,977

Cash and cash equivalents, end of period	$4,950	$2,309	$4,950	$2,309

Supplementary information:
Interest paid (net of amounts capitalized)	$507	$845	$1,200	$1,686
Income taxes paid	—	—	18	—
Non-cash transaction:
Conversion of an accounts payable to debt	—	—	—	6,626

The accompanying notes are an integral part of the consolidated financial statements.

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Months Ended May 31, 2001 and 2002
(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1.    Operations

  Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, finances, produces and distributes film, television and video programming for world-wide markets.

2.    Future Operations

  The interim consolidated financial statements have been prepared on the "going concern" basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the "going concern" basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing. There is substantial doubt about the appropriateness of the Company's use of the "going concern" assumption because of the significant losses from operations, material working capital and shareholder deficiencies, and dependence upon the continued financial support of its secured lenders. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

  The Company has incurred significant losses from operations and has material working capital and shareholder deficiencies at May 31, 2002. Serious restructuring initiatives, including scaling down certain aspects of its operations, were carried out during the nine months ended May 31, 2002 in an effort to reduce operating costs. Management continues to review operations in order to identify additional strategies, including further cost reductions and obtaining future sales contracts, to increase cash flow, improve the Company's financial position and enable timely discharge of the Company's obligations. However, there is no assurance that these initiatives will be successful or adequate to enable the Company to continue operations.

  The Company has credit facilities with a Canadian chartered bank and loans from subordinate lenders all of which are secured by charges on the assets of the Company. At May 31, 2002 the Company was in compliance with its debt covenants, however there can be no assurance that the Company will remain in compliance with its debt covenants, which if violated could result in a requirement to immediately repay its debt.

  The interim consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" basis was not appropriate. If the "going concern" basis was not appropriate for the interim consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Additionally, the amounts reported could materially change because of a plan of reorganization, since the reported amounts in the interim consolidated financial statements do not give effect to adjustments to the carrying value of the underlying assets or amounts of liabilities that may ultimately result.

  The appropriateness of the "going concern" basis is dependent upon the Company's ability to obtaining additional financing and generating profitable operations and positive cash flows sufficient to finance continuing activities. There is no assurance the Company will be successful.

3.    Significant Accounting Policies

  (a)
  Basis of Presentation

  The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.

  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2001 and should be read in conjunction therewith.

  The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

  (b)
  Change in Accounting Policy

  In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films". SOP 00-2 supercedes Statement of Financial Accounting Standards No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" establishing new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements.

  The Company has elected to early adopt SOP 00-2 commencing with its year ended August 31, 2001 and has applied the change retroactively. Prior periods' financial statements have been restated accordingly.

  (c)
  Comparative Figures

  Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

4.    Segmented Information

  The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

	Production Services	Proprietary Programming	Other	Total
2001
Revenue	$2,159	$46,560	$80	$48,799
Gross profits	679	2,784	80	3,543

Total assets	7,637	52,762	109	60,508

2002
Revenue	$3,511	$2,078	$183	$5,772
Gross profits	189	713	183	1,085

Total assets	741	15,389	1,566	17,696

  Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three and nine months ended May 31, 2001 and 2002 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.

US DOLLARS

Selected Financial and Operating Information
For the Three and Nine Months Ended May 31, 2001 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	3 months ended		9 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Revenue	$5,040	$360	$31,951	$3,652
Net loss for the period	(1,478)	(1,103)	(1,320)	(1,757)
EBITDA	(774)	(862)	376	(497)
Fully diluted loss for the period	$(0.39)	$(0.28)	$(0.35)	$(0.45)

Selected Balance Sheet Information
As at May 31, 2001 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	2001	2002
	(unaudited) (restated)	(unaudited)
Cash and cash equivalents	3,203	1,512
Accounts receivable	4,807	1,661
Tax credits receivable	12,893	4,162
Productions in progress	3,944	403
Investment in television programming	6,974	2,663
Property and equipment	4,691	585
Goodwill and trademarks	1,738	144
Total Assets	39,153	11,585
Bank indebtedness	9,916	3,567
Accounts payable and accrued liabilities	7,039	1,603
Deferred revenue	5,961	481
Debt	7,271	6,652
Share capital	20,611	20,864
Deficit	(11,992)	(21,979)
Shareholders' equity (deficit)	8,922	(718)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC. (Registrant)

Date	July 29, 2002	By	"JULIET JONES" (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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THIRD QUARTER RESULTS
THIRD QUARTER REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  1. Operations
  2. Future Operations
  3. Significant Accounting Policies
  4. Segmented Information
SUPPLEMENTAL INFORMATION
SIGNATURES
GENERAL INSTRUCTIONS